Exhibit I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of persons named below agree to the joint filing on behalf of each of them of the foregoing statement on Schedule 13G (and any amendments thereto) with respect to the securities of MeridianLink, Inc. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall constitute one and the same instrument.

Date: February 13, 2025

/s/ Timothy Nguyen

_____

Timothy Nguyen

SCML, LLC

By:__/s/ Apichat Treerojporn_____

Name: Apichat Treerojporn

Title: Manager

KCD30, LLC

By:_/s/ Timothy Nguyen_____

Name: Timothy Nguyen

Title: Manager